Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Forward-Looking Statements

This transcript includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this transcript concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This transcript is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference EVENT DATE/TIME: JUNE 02, 2014 / 08:00PM GMT

1
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

CORPORATE PARTICIPANTS

Ben Breier Kindred Healthcare, Inc.—President & COO

Paul Diaz Kindred Healthcare, Inc.—CEO

PRESENTATION

Unidentified Participant

All right. Good afternoon. Thanks for joining us today. Our next presenter is Kindred Healthcare. Kindred, with us today are the Company’s CEO, Paul Diaz; Ben Breier, and—

Ben Breier —Kindred Healthcare, Inc.—President & COO

Steve Farber.

Unidentified Participant

Yes. Here we go. Thanks, guys.

Ben Breier —Kindred Healthcare, Inc.—President & COO

Thank you, Brian. Good afternoon, everyone. I am Ben Breier, the President and Chief Operating Officer of Kindred Healthcare. Thank you all for being here. We appreciate everybody’s attention and support.

Before I start, some forward-looking statements. Before we begin, we want to remind everyone that this conference call does not constitute an offer to purchase or the solicitation of an offer to sell any securities. This call includes forward-looking statements as defined under US securities laws, which involve a number of known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control that may cause the Company’s plan with respect to Gentiva, actual results or performance to differ materially from the Company’s expectations.

Factors that could cause actual results to differ and other important information are included on page 2 of the slides accompanying this presentation and in the Company’s SEC reports.

Please check our website, www.kindred.com. We’ve got a lot of great information, including this deck and many other things, on our website and we encourage investors please to look at our website as we go forward.

Let me start, and if I could, with an introduction of Kindred Healthcare. Today we are one of the largest diversified acute—post-acute healthcare service companies in the country. We’re a much different company today than we have been in the past. In a few slides I’ll show you some of the interesting changes that have been made in our organization. But we today are just under—about half of our Company is a hospital-facilities based business. We are about $5.1 billion in revenue, over 2,300 locations. We are very proud of the fact that we care for over 0.5 million patients every day that come to our–every year that come to our system and almost 65,000 teammates that we have.

2
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

As I said, about half of our business is now in the hospital space, both in what we call transitional care hospitals, some might know “LTACs” (long-term acute care hospitals), inpatient rehab facilities as well, which is a growing part of our business and then you will see that in our business mix today the second largest division inside of Kindred is now RehabCare.

RehabCare is a company that employs nearly 22,000 therapists-physical, speech and occupational-around the country, one of the largest employers of therapists, and we provide contract rehab services in skilled nursing facilities and hospitals. We manage inpatient rehab facilities called “acute rehab units” and are very proud of this business and the growth in this business over the last couple of years.

Next, our fourth line of business is our nursing center division, about 20% to 21% of our business now, representing about a fifth of what we do. We’ve got about 100 facilities now across the country. These are high-end sub-acute facilities where lengths of stay have been–have come down or are much shorter where we’re taking care of a very rehab intensive type of patient out in these facilities. And then our last division, and the division that’s growing the fastest, is what we call our care management division, one that we’ll be talking a lot more about today.

Our care management division consists both of our Kindred at Home, which is our home care and hospice operations. We own a number of physician practices as part of our care management business in this division. And this is a business that obviously in the context of Gentiva and of some of the other discussions that we will have today we’ll be talking a lot more about.

One of the other things that we like for investors to notice is in our payor mix. It may be of some surprise to certain investors that almost $1.5 billion of our revenue comes from the commercial side of the world. We have a heavy and deep presence in market penetration with commercial payors all across the country. It is a very fast-growing part of our business and one that we spend a lot of time attending to. And then nearly a fifth of our business, over 20% of our business, is in what we call B2B, business to business, in RehabCare where we actually don’t get reimbursed by the government but instead by some third-party facility. That brings the mix of sort of non-government, if you will, up to just under 50% in our payor mix.

One other thing to note on this slide is that our Medicaid payor mix component is now down to just 12% of the Company.

As I said earlier, a leading provider of diversified care across the country, we have identified and you can see circled 22 what we call “integrated care markets.” As we talk more about our Continue the Care strategy, you’ll hear us talk about our integrated markets. These are markets all across the country where we have a number, if not all of the assets, in the types of care that we deliver geographically located into these markets. We provide care from the highest level of acuity in our LTAC all the way down into the home with our home care operation. And we believe that healthcare while local–that if we can have a deep penetration with a national brand and with great enterprise functionality that we have that we can really impress in local markets and be the referral source of choice, which we have tried to prove to be.

And we’re really trying to do three specific things at Kindred and we’ve talked about this with investors many times. One, we want to be the leader in helping to coordinate and deliver high-quality healthcare at the lowest possible cost. We always believe that at Kindred that if you are delivering great quality at the best price point that the consumer and the payor are going to want to send patients into your system and so by providing great outcomes, by being very transparent with data, we think we’re doing an industry-leading job in this regard.

Second, our tremendous focus on helping to lower costs, lower hospital re-admissions, take waste and friction cost out of the system, by keeping patients in our network of facilities as opposed to having patients and consumers bounce from one company to another, from one facility to another, we think is an industry-leading solution to some of the significant problems in healthcare delivery today.

And then last, we want to continue and we are today participating in a number of what we think are innovative, new payment methodologies around managing a population, around taking risk and around dealing in a bundled environment type of world.

3
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

As I mentioned earlier, I’m very proud of the fact that we took care of over 0.5 million patients in our system. We outperformed quality benchmarks, national quality benchmarks, competitive quality benchmarks in most of the markets and businesses that we serve. We are sending more patients home—we are sending more patients home faster and we are reducing inpatient length of stay in a very meaningful way. And as I said in my earlier slide, our ability to do that is one that takes tremendous cost out of the system. And as we think about innovating into the marketplace, we want to make sure that we are developing payment methodologies that reward us for the value that we’re creating in the system itself.

And so what we’ve done is really to develop a six-point plan, if you will, towards our five-year strategic goals. And the ultimate idea which you can see this bridge for those of you that are here in the room is how do you today succeed in what we all acknowledge is still a fee-for-service environment, but prepare yourself for future payment models into the future. And we believe that first and foremost, we have to succeed in the core. When you’re dealing with 2,300 sites of service and a multitude of employees and patients that we see, we have to have a day-to-day vigilance on quality, on taking care of our employees, on making sure that the customer is satisfied with the care that they’re getting in terms of driving quality clinical outcomes in the markets that we serve. And so, we think about that every single day.

Secondly, we’ve said and we have been working for those that have followed our Company now for a number of years on repositioning the portfolio, repositioning our assets in a very meaningful way. We have just now gone through and are in the end stages of this repositioning where we have essentially divested at our Company almost $1.3 billion of revenue, almost 150 facilities over the last couple of years. And as you’ll hear us talk more today, we are now entering into what we believe is the growth phase of our Company as we invest in new businesses, as we think about new payment methodologies along the way.

You are going to hear us talk more about aggressively growing our home care business, obviously in the context of the Gentiva transaction, but also in our RehabCare business and in many of the things that we’ve done now over the last 12 months, develop great care management capabilities as I spoke to earlier in terms of being able to manage patients across the setting and number five, advancing our integrated market strategy and then a lot of the shareholder-friendly activities—whether it’s cleaning our balance sheet, whether it’s returning a dividend to our shareholders, we continue to try and be focused not only on our customers, but on our shareholders as well.

We find this pie chart slide to be very interesting and a very compelling slide just in terms of the progress we’ve made over the last four years. I’ll call your attention to the business mix pie chart, the one up at the top, and particularly you can see that the blue pie on the pie chart are our nursing centers, which only four short years ago represented almost 50% of our business is now down to just a little bit over 20% are hospitals which have remained somewhere around half of our Company. You can see RehabCare now being the second largest division in our Company and look at the growth in our care management and Kindred at Home business now just under 10%.

We’ve changed the business mix. If you look down below at the capital structure mix, we’ve changed the capital structure mix. We have a leaner and meaner company and we’re now headed towards, as I’ve talked about, the growth phase of where we’re headed.

And this slide, when you look at executing on our plan in terms of the growth itself, while the slide is a little bit busy, it is emblematic of all of the work that even through the divestitures we’ve been doing to reposition, to take the capital and reposition it into the businesses that we want to grow. We closed on our Senior Home Care acquisition, one of the largest providers of home health in Florida and Louisiana at the end of December. We’re now a little bit more than a quarter into that transaction and it’s going very well. Our teammates down in Florida and Louisiana have done a wonderful job in terms of bringing that to bear.

We acquired Western Reserve Senior Care, now called Kindred primary care physicians, which is a group of physicians in Ohio that takes care of patients in assisted-living facilities and where we are embarking on population health management in regards to that. TherEx is a deal that we added on into our inpatient rehab component of our RehabCare business. Again, that deal has gone well and lots of new buildings, de novo activity that we’re building from the ground up on campuses of many of our hospital partners across the country.

4
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

So the growth phase and the things that we have done and executed on is very exciting to us in the context of having moved through the repositioning where we are now trying to take the Company next.

I talked earlier about the integrated care approach. Look, we believe at Kindred that everything should be focused on the patient, on this patient-centered approach and that when you look at the higher level of acuity towards the lower level of acuity that if we can integrate the provision of care with the assets on the ground, the physicians and nurses and care transition coordinators that are helping move patients that we can have a really effective process in the healthcare system. And we’re doing this now in multiple markets.

This is just a graphical example of—this is not just that we’re working on or thinking about trying to do integrated care, but that we are delivering this in a meaningful way in many of the markets that we serve. And finally I will close before I turn it over to Paul to talk about some of the regulatory environment and certainly the Gentiva transaction, just on this slide on focusing you all on the substantial repositioning that we’ve done. As I mentioned, if you look at the mix from a payor mix, from a business mix perspective in terms of what we’ve done in our businesses, the substantial change and what our business mix looks like, when we talk about enhancing future earnings and margin growth, to remind investors that the first quarter saw a sequential margin growth in all four of our business lines and we expect that to continue into this year. And then as I said this improved capital structure with less capitalized lease debt and more nimbleness, if you will, to be able to transact new deals into the future.

With that, I’ll turn it over to our CEO, Paul Diaz—Paul?

Paul Diaz —Kindred Healthcare, Inc.—CEO

Thanks, Ben. Welcome everyone. So we are very excited to be here today to, as Ben talked about, talk about the next phase of our strategic plan which really is the growth phases as many of you know which is really possible because of the hard work of our team and the support of our Board over the last several years. But it’s also important in the context of the visibility that we have on the regulatory side.

So I am going to spend a couple minutes talking about that and particularly LTAC criteria of legislation recently enacted which I think many investors still want to have us speak to.

So this legislation bipartisan support, something the industry has worked on for many years, really affects about 60% of our long-term acute care hospital business. For those of you who are following the Company, this has been a long struggle to bring clarity to the LTAC model, which is one of our most important businesses and we now have that. And again, as we turn our attention to Gentiva and other growth opportunities, it really affords us now the visibility to be more bold and ambitious in terms of our growth.

I won’t go through all of the pieces or criteria right now, but it essentially sets up and clarifies a role for high acuity, critically ill patients, patients that we’ve been caring for at Kindred for many, many years, also establishes a new site neutral rate, and I’ll talk about that more in a minute. This is actually a new payment category of patients that really affords us a new growth avenue for our transitional care hospitals. And as I’ll mention in a minute, the legislation provides for—it’s a welcome relief to us in many ways—quite a long phase in and an ability to adjust our operating models to the new rules that we don’t typically have in most regulatory changes.

This gives you a sense of the timeline of what I’m speaking to. Really the legislation is not fully effective until July of 2018. Along the way and beginning really immediately you have some relief from the 25% rule and a moratorium on development that will also kick in in 2015. This really affords us and some of the other companies in the industry the opportunity to consolidate business in markets, rationalize the LTAC business in certain markets and really establishes a new period of growth and visibility for our business.

5
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

We added a few slides back from earlier presentations because we continue to get a lot of questions about what happens under the legislation. So I’ll give just a couple of high points and then we’re happy to talk about this more offline. But essentially assuming no changes in behavior and this is clearly not the case because over time we will obviously continue to adjust to these new rules, but assuming no change in behavior, approximately 30% of our current LTAC patients would be paid at this new site neutral rate.

So the question for many investors has been, well, what kind of margin compression does that create, how much of a rate cut does that create. Well, the first place you have to start is you have to look at the kinds of patients that we care for in our transitional care hospitals. And this gives you, again, sort of a point in time snapshot. But if you look at the acuity of our patients, if you look at what an IPPS equivalent rate would look like for the majority of our discharges you see that both in terms of rate and cost because we would be paid at the lower of cost or the IPPS per diem, these are pretty high rates, very comparable to where we are today in terms of LTAC per diems.

So what I really want to focus folks on as we think about the opportunity here is we really have three ways to grow our LTAC business going forward. One, the new patient criteria clarifies the opportunity to do what we’ve always done a great job of, taking the sickest, most medically complex patients in our LTACs. But it also affords us a new opportunity to grow new patients in this new site neutral payment category where we do not have the limitation of the 25-day length of stay requirement and something that we think that managed care payors will be very excited about and something that we at Kindred have been talking about for many years and doing in many of our hospitals is growing our excess capacity in new ways, whether it’s with co-existing, sub-acute units, dialysis, psych or other kinds of products. So lots of different ways to grow our LTAC business now that we have the clarity of these new rules.

So, again, I won’t repeat my words, great strategic opportunity, great visibility that comes out of the LTAC legislation and I know nobody wants to talk about Gentiva, so I’ll go ahead and move forward to that.

So let’s talk about the future of Kindred Healthcare and Gentiva, which we think would be an incredible partnership for patients and shareholders alike. We hope—we expect that in the months to come that Gentiva team will join us in discussions in negotiations to bring these companies together. As Ben laid out, we believe that we are in a position to lead and that Gentiva would be a great partner to us in developing a healthcare system that really is focused on the patient, focusing on improving the recovery process, easing those care transitions and really moving healthcare to where it should be, to a wellness based healthcare system.

And when you think about the opportunity for patients and the opportunity for shareholders, when you think about a health care system that is going to be moving to home-based care models, that platform we think will be the most compelling in healthcare to really think about how one scales population health, how one really thinks about patient-centered care and the enormous patient and societal opportunities there.

So how do we get there; well first, we really want to get into a room and work with the Gentiva management team to understand their business plan so they can understand our offer better. As you can see from this slide, we’ve offered $14 per share, 50% stocks, 50% in cash. We’ve also said that we would be prepared to do an all-cash transaction. We believe that the transaction should be financed with a mixture of debt and equity. We are very committed to maintaining the discipline of our leverage profile and we believe we can do that in the context of this transaction.

We’ll talk in a minute about the significant premium anyway you kind of look at the transaction for Gentiva shareholders today, but we really believe what Gentiva shareholders and the board and the management team should do is get into a room, negotiate with us and take the stock of the combined company because not only do they participate in the value creation today at $14 a share, but they participate in the value creation tomorrow, the synergy both in terms of revenue and cost and the opportunities for the go-forward company.

So as I’ll talk about in a minute the synergies and the industrial logic of this transaction are really incredibly compelling to both patients and shareholders. We’ve talked about $60 million to $80 million of synergies. We have a very high confidence level in those numbers. Those are predominantly cost synergies and as we talked about on the call we think

6
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

they are highly actionable both in the first year, about $40 million in the first year from cost and financing synergies. And so, let me talk a little bit about what the combined company looks like.

Size is important for sure. Size matters in a healthcare environment where utilization is certainly being challenged and where pricing is tough, but the infrastructure that we bring to the combined company, the ability to bring these teammates, 110,000 teammates together to solve to the patient opportunity is really enormous. So this company, which would have $7.2 billion of revenues, almost $1 billion of EBITDAR would really have an unparallel position in terms of health care service and be really a partner to the managed care organizations and to the Medicare and Medicaid programs in terms of changing the dynamics of healthcare.

I’ve talked about some of the strategic rationale already, so I won’t repeat myself too much but it clearly makes us the industry leader in terms of integrated post acute care, expands our presence in the integrated care markets that Ben spoke to. The financial flexibility that we bring to their company and that we bring together in terms of the free cash flow generation capability of the company to invest further in care management and growing the combined company we think is significant. And as I said before, we’re not only together reacting to what’s happening in healthcare, we’re helping to shape what’s happening in the healthcare, which has been a very different place than where we’ve been and Gentiva has been over the last five years.

And as we’ve talked about publicly before, the shareholder opportunity is incredibly compelling. Anyway you look at it for Gentiva’s shareholders today, and again we really just want to get into a room and negotiate and talk. We want to understand Gentiva’s business plan better. If there is something we’re missing, we would love to understand it. But when we look at how the Company has performed over the last two years, when we look at the difficulties of re-basing still in front of the home care business and when we think about an offer that today is at a 40% premium above where they’ve been in the last two years and where analysts expect them to be the next year, we think that’s an incredible opportunity that Gentiva’s shareholders should have a right to participate in.

All of the analysts that cover Gentiva share this view. If you look at the commentary in terms of the strategic premises we’ve talked about here, the industrial logic, the financial capabilities of the combined company, I have not seen anyone who doesn’t think this transaction doesn’t make sense, and we think ultimately it will make sense to the board and the management team of Gentiva. And again, we look forward to those conversations.

So we’re going to have a breakout downstairs. I wanted to have a second or two in case there were any questions, but I want to just sort of end on where Ben and I both started. I mean this is just an incredible opportunity for you to be investors in Kindred Healthcare. I’ll tell you that we are very excited about our strategic plan. We’ve come a long way over the last few years. We believe we are at the forefront of where healthcare reform is going and we believe that together with our partners at Gentiva that we really can do great things for patients and shareholders and really participate in what’s going to be tremendous change in healthcare over the next decade.

Again, I think I have a minute or two for questions. Does anybody has one? Okay, great. We’ll see those interested in the breakout. Thank you for coming.

7
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.

JUNE 02, 2014 / 08:00PM GMT, KND—Kindred Healthcare Inc. at Jefferies Global Healthcare Conference

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S
CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL
ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY
DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER
DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE
ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS
BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

8
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of

Thomson Reuters and its affiliated companies.